Filed pursuant to Rule 433
Registration Statement No. 333-164563

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Zion Oil & Gas Newsletter
October 15, 2010
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Dear Shareholder and/or Friend of Zion

KPMG visit the Ma'anit-Joseph #3 wellsite on October 7, 2010

Since our last update to you at the beginning of October, we have been very busy on a number of fronts.

Most importantly, last week, our operations staff overcame a problem that occurred during the drilling of the Ma'anit-Joseph # 3 well. The preliminary incident analysis indicates that a drilling “jar” prematurely fired, causing a separation of the drill string assembly. As you can read below, we had to go fishing for the 'junk in the hole' (i.e. the bottom portion of the drill string assembly, which fell to the bottom of the well).

Happily, we were successful in retrieving all of the drilling equipment and, as I write, we are drilling deeper.

We are currently drilling at a depth of approximately 1,790 meters (5,873 feet).

The Knesset (Israel's Parliament)

Zion's CEO, Richard Rinberg, at the Knesset

On Tuesday, October 5, 2010, on behalf of Zion, I attended a meeting at the Knesset.

The Knesset Economics Committee met to discuss proposals to increase the oil & gas royalty from the current 12.5% rate. Some Knesset members feel that the current rate is too low, as it was set in the 1950s. However, oil & gas industry representatives argued that it would be wrong to change the royalty rate for those licenses that have already been granted, as Israel would appear to international businesses as an unreliable partner.

So far, the result of the Knesset Economics Committee hearing has been a declaration opposed to retroactive increases and a declaration that higher royalties should only be considered for future exploration agreements.

Media

Journalist Friederike Ott visits the Ma'anit-Joseph #3 wellsite

On Wednesday, October 6, 2010, German journalist Friederike Ott visited our office, as she is writing an article about Zion Oil & Gas that will hopefully soon be published in Der Spiegel, a German weekly news magazine with a circulation of approximately one million copies per week. The online edition is also available in English. As you can see above, Friederike also visited the wellsite.

Sundry Questions

During the past week, I was asked the following questions and as I believe the answers may be of interest to you, I am setting them down here:

(a) Regarding Zion's finances, what do we spend our funds on?

We take great care in filing accurate financial statements and they are all available on our website at www.zionoil.com/sec-reports. Please review those reports as they contain much information that can answer queries regarding Zion's use of funds.

(b) Is the proposed subsidiary 'Zion Drilling, Inc.' still part of our plans?

Yes - we still plan to establish a subsidiary that will have control over the drilling rig that we currently use, but as we stated previously, our plans are subject to certain conditions, including raising sufficient funds to finance the purchase of the drilling rig and negotiating and executing appropriate agreements with Aladdin Middle East Ltd., the current owner of the drilling rig.

(c) Regarding the seismic acquisition, why did Zion acquire 2D seismic rather than 3D?

Reflection seismic is a method that allows us to image changes in the subsurface geology by inducing an acoustic wave from near the surface of the earth and listening for the echoes from deeper stratigraphic boundaries (much like ultra-sound is used to create pictures of unborn babies in their mother’s wombs).

2D seismic is recorded using straight lines of receivers crossing the surface of the earth. 3D essentially conforms to the same methods as 2D, but uses a dense array of geophones to provide a much more detailed set of seismic information. Often, 3D seismic information allows geologists to obtain a significantly better view of the underground topography of an area.

But the better information comes at a much higher cost - the cost of 3D surveys is considerably higher than for 2D surveys - and 3D is not always better than 2D.  So, it is often prudent to initially run a 2D survey for a preliminary assessment of subsurface geology before determining if a 3D acquisition program is cost-effective.

In addition to cost, there may be geographic or other factors that constrain the use of 3D seismic. The 2D seismic line we acquired in our Issachar-Zebulun permit area was taken in the Jordan River Valley which lies very close to the Israel-Jordan border. Here, 3D seismic acquisition in the area of interest would have required running a portion of the survey in Jordan. While international cooperation in such matters is not uncommon, the time and resources needed to secure all necessary approvals is often quite extensive, making 2D seismic acquisition, in this case, more attractive.

Drilling Operations at the Ma'anit-Joseph #3 Wellsite

On August 26, 2010, drilling operations began on the Ma'anit-Joseph #3 well, in our Joseph License area, onshore Northern Israel.

During the past two weeks, we developed a problem during routine well operations when it seems a drilling jar prematurely fired, causing a separation of the drilling string assembly.  A “jar” is a common piece of equipment included in the pipe string when drilling a well.  Its purpose is to help dislodge pipe that may get stuck during the drilling process. The jar has a means of storing energy; when fired or activated, its energy is released, causing a sudden movement of the pipe. This jarring action is repeated until the stuck pipe is freed, allowing drilling operations to continue.

When the jar activated in the Ma’anit-Joseph #3 well, operations were proceeding normally; that is, we did not have any stuck pipe.  The result of the jar activation was a separation of our drill string, resulting in a ‘fish’ at the bottom of the well.

Our initial attempt at recovering the fish was successful in retrieving all but a portion of the drill bit.  The portion of the drill bit that remained in the well was the three semi-spherical cones that do the work in cutting through rock layers during drilling operations.  Retrieving these three cones took one part patience and two parts ingenuity by our rig crew, but ultimately we were successful in recovering all fish from the hole.

Our investigation of the root cause behind this fishing incident continues.  We are working with several of our drilling equipment suppliers to understand why this situation occurred and, more importantly, how to ensure it will be prevented in the future.

We resumed normal drilling operations after recovering the fish, drilling ahead a 12-1/4” hole.  While we did fall behind our drilling plan schedule due to the fishing incident, we are now drilling through a portion of the hole that should allow us to gain back some of this lost time. As of today (Friday, October 15, 2010) we continue to drill a 12-1/4” hole at a depth of approximately 1,790 meters (5,873 feet).

On a final note, as part of our drilling operations, we have committed ourselves to being responsive to the communities around us.  So when we received word that some in the surrounding community were concerned about the sound levels coming from the drilling rig, we took action to address this concern.  We contacted a company in the United States that specializes in equipment sound suppression and ordered a customized acoustic suppression system for the drilling rig.

This system now complements the large acoustic wall previously constructed around a portion of the drillsite to provide a double layer of sound mitigation for the surrounding population.

Rights Offering

As you may know, Zion is holding a Rights Offering for every stockholder who held Zion stock on September 28, 2010.

For full details of the rights offering please review the prospectus supplement (which contains a description of the rights offering and other information) that was filed with the SEC on September 29, 2010.

Under the rights offering, Zion has distributed (at no cost to stockholders) non-transferable subscription rights to holders of Zion's common stock on the close of business on the record date of September 28, 2010, to purchase their pro rata portion of approximately 3.8 million Units of Zion's securities Unit at a purchase price of $5.00 per Unit.

ONE UNIT = ONE SHARE (of Zion's common stock) + ONE WARRANT

The Warrant will allow the purchase of an additional share of Zion's common stock at an exercise price of $4.00 and will be exercisable for a two year period beginning after the offering expires.

We have mailed to all eligible stockholders a copy of the prospectus supplement, subscription materials and other items necessary for exercising the rights. Shareholders who hold their shares in a bank or broker name will have received the rights offering material from their bank or broker.

You may wish to review the Frequently Asked Questions (FAQs) on our website at:

www.zionoil.com/investor-center

"In your good pleasure, make Zion prosper..."

Psalm 51:18

Thank you for your support of Zion and Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.
www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, anticipated attributes of geological strata being drilled, the presence or recoverability of hydrocarbons, the sufficiency of cash reserves, ability to raise additional capital, the successful establishment of the drilling subsidiary and the negotiation and execution of definitive agreements with the current owner of the drilling rig with respect thereto, timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE:

Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

Contact Information
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More information about Zion is available at www.zionoil.com or by contacting Mike Williams at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 214-221-4610.
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